

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

October 26, 2017

Judd T. Nystrom
Chief Financial Officer
At Home Group Inc.
1600 East Plano Parkway
Plano, Texas 75074

Re: At Home Group Inc.
Registration Statement on Form S-3
Filed October 20, 2017
File No. 333-221044

Dear Mr. Nystrom:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Attorney Advisor, at (202)551-6521 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Mary Jane Broussard, General Counsel, At Home Group Inc.
        Andrew B. Barkan, Esq., Fried Frank, Harris, Shiver, & Jacobson LLP